Omega Healthcare Investors, Inc.
200 International Circle
Suite 3500
Hunt Valley, MD 21030

February 6, 2009

VIA U.S. MAIL, EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549
Attn:  Daniel L. Gordon

Re:	Omega Healthcare Investors, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 15, 2008
File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega” or the “Company”), I am responding to the comment received from your office by letter dated February 3, 2009 (the “February Letter”) with respect to the SEC Staff’s review of the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comment in the February Letter below.  Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K.  All page references (excluding those in the headings and the staff’s comment) refer to pages of the Form 10-K.

Form 10-K for the year ended December 31, 2007

Note 5 – Other Investments, pages F-19 and F-20

Comment:

1.
We are concerned that your purpose for entering into the 2006 Restructuring was, at least in part, to eliminate certain potential income tax uncertainties associated with the Series B conversion and 2000 Note share settlement features.  We believe that the elimination of these uncertainties likely constitutes an element of the transaction separate from any lease-related asset.  Because there are multiple elements involved in the transaction, we do not believe that it is appropriate to assume that the entire difference between the fair values of the instruments surrendered (the Series B preferred and 2000 Note) and received (Series C preferred and 2006 Note) be accounted for as a lease inducement asset.

We believe that you should allocate consideration to each element using a reasonable method.  Such a method might include allocation of consideration first to the lease asset based on the fair value of the lease asset, with any residual allocated to the other element.  Based on our phone calls with you on January 15, 2009 and February 2, 2009, we understand that you believe that the fair value of the lease asset is at least equal to the fair value of the consideration transferred to Advocat through elimination of the Series B conversion and 2000 Note share settlement features.  Please respond in writing to confirm this understanding, and provide a supplemental analysis showing how your support the value of the lease asset (e.g., the value of the negotiated incremental rent increase, the value of having an in-place lease, etc.).

Response:

We understand your concern regarding the purpose of the 2006 Restructuring and the potential value in eliminating a future potential tax exposure.   As we mentioned during the January 15, 2009 phone call, other alternatives existed at the time that would have allowed us to eliminate the potential future tax issues regarding our ownership of the Advocat Preferred Stock. These alternatives included: i) disposing of a small portion of the securities such that our ownership of Advocat voting securities would be less than 10%; or ii) converting the securities into tradable common shares and selling some or all of these securities in the open market in an orderly manner.  Since these alternatives were readily available to us and to the best of our knowledge Advocat was unaware of any potential tax issues, we believe that our negotiations with Advocat were at arms-length and not distressed.  Since these available alternatives would have allowed us to both realize the full fair value of the securities and eliminate any potential tax issues, we were neither compelled nor motivated to negotiate a transaction with Advocat that would result in not realizing the fair value of the Advocat securities.  As such, we believe the value of the lease modification we entered into with Advocat was at least equal to or exceeded the difference in the fair value of notes and securities we exchanged with Advocat.

As discussed in our telephone call with you, at the time of the lease modification, we had no rights to terminate this lease prior to its maturity.  Additionally, in the original lease agreement with Advocat executed in 2000, Advocat had a renewal option in 2010 to re-lease the properties for an additional 10 years.  Therefore, any benefit due to favorable market conditions would have accrued to Advocat (through its renewal option).  However, any risk due to unfavorable market conditions at the end of the base lease term was borne by Omega if Advocat were not to renew.  Modifying the lease eliminated the risk that market conditions would be unfavorable to Omega (favorable to Advocat) in 2010, causing Advocat not to renew its lease, and requiring Omega to lease the properties to a different lessee at then-lower market rates.

To assist in our analysis of the valuation of the lease modification, we referred to FASB Statement No. 141 which outlines methods for valuing in-place leases.  FAS 141 states that the following components should be considered in the valuation:

•	Above and below market rentals, as compared to current market rates for comparable leases,

•
Direct costs associated with obtaining a new tenant, include commission, tenant improvements and other direct cost associated with obtaining a new tenant (i.e., costs that are avoided as a result of acquiring the lease instead of originating the lease), and

•	Opportunity costs, which includes lost rent during the marketing period required to find a new tenant.

We believe that several of the components used for valuing an in-place lease are relevant in assigning a value to the lease modification with Advocat as a result of the 2006 Restructuring.  One of the most significant of these components is the value of the $687,000 of additional annual rent that we received as a result of the lease modification.  The previous agreement did not allow us the right to increase the rental rate during its initial term of the lease which expired in September 2010.  Accordingly, we believe that the $687,000 increase is rent we otherwise would not have been able to obtain.  We believe that the present value of the incremental rental is approximately $7.0 million.

In addition to the additional $687,000 of incremental annual rent that we receive, we also extended the term of the lease by eight (8) additional years increasing base contractual rent, excluding the $687,000 incremental rent, by approximately $130 million over the revised lease term.  As a result of our ability to extend the lease term by eight years, we avoided the potential for significant costs and/or lost rents in the event of a change in tenants.  The Company estimates that it would take between four (4) to eight (8) months to identify a new tenant and begin receiving rental payments, including potentially providing a rent-free period that may be offered to entice a new tenant.  We estimate the present value of the potential lost rentals payments to be approximately $7.0 million using the mid-point of our estimate (i.e., six months to identify and replace the tenant and begin receiving rental payments from a replacement tenant).  We also believe that the extension of the lease allows us to avoid the potential for real estate and other tax payments as well as property insurance that we, rather than a tenant, may be required to make if the tenant were to terminate the lease in 2010.  The 2000 master lease and the Amended 2006 master lease are “triple net” leases and therefore require Advocat to make payments related to the facilities, including real estate taxes and property insurance.   The annual payment for these taxes and property insurance is in excess of $1.5 million dollars a year.

As a result of the above noted items, we believe that the entire difference between the fair value of the securities that we exchanged of $10.8 million (i.e., the difference between the fair value of the note and securities that we surrendered of $17.4 million compared to the note and securities that we received of $6.6 million) should be recorded and accounted for as a lease inducement.

We appreciate the opportunity you have provided us to discuss our analysis with the SEC Staff and sincerely hope that this additional information on the Advocat Restructuring responds to your comment so that the review process can be completed.  Our Form 10-K is due at the end of this month, and therefore would like to confirm that we have addressed your comments as soon as possible.  We would respectfully request that you let us know as soon as possible if we can do anything further to facilitate the completion of your review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (410) 427-1722.  Our fax number is (410) 427-8822.  Please note that as of February 2, 2009, our mailing address has changed as indicated above

Omega Healthcare Investors, Inc.

By:   /s/ Robert O. Stephenson
         Robert O. Stephenson
         Chief Financial Officer